[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 26, 2015

Via EDGAR

Sonia Gupta Barros

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Seritage Growth Properties

Amendments No. 1 and No. 2 to Registration Statement on Form S-11

Filed May 1, 2015 and May 11, 2015

File No. 333-203163

Dear Ms. Barros:

On behalf of our client, Seritage Growth Properties (“Seritage” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 14, 2015, regarding Amendments No. 1 and No. 2 to the Company’s Registration Statement on Form S-11 (the “Registration Statement”) filed on May 1, 2015 and May 11, 2015, respectively. In connection with this letter responding to the Staff’s comments, we are filing with the Commission Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the Staff’s convenience, five copies of Amendment No. 3 marked by the financial printers to show the revisions have been delivered to your attention.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 3.

General

1.	We note your responses to our comments 17, 19, 20 and 28 from our January 16, 2015 letter. Please note that we continue to monitor your filing for compliance with these comments.

Response: The Company acknowledges that the Staff continues to monitor its filing for compliance with comments 17, 19, 20 and 28 from the January 16, 2015 letter.

With respect to comment 17 in the Staff’s letter dated January 16, 2015, the Company has revised the disclosures on pages 75-78 of Amendment No. 3.

U.S. Securities and Exchange Commission

May 26, 2015

With respect to comment 19 in the Staff’s letter dated January 16, 2015, the Company has revised the disclosures on pages 78-79 of Amendment No. 3 to include its assumption of certain obligations related to third-party leases within the contractual obligations table.

With respect to comment 20 in the Staff’s letter dated January 16, 2015, the Company has revised the disclosures on pages 79-80 of Amendment No. 3. In accordance with the definition of lease term in ASC 840-10-20, the Company has determined the accounting lease term to be the fixed noncancelable lease term but did not include any renewal option periods as the Company has determined that none of the renewal options appears, at lease inception, to be reasonably assured of exercise by the lessee. Because the recapture right is only operable at the lessor’s option, the Company believes that any contractual period that may be shortened as a result of the lessor exercising the recapture right does not qualify to be excluded from the noncancelable lease term as defined in ASC 840-10-20. ASC 840-10-20 states in part that the noncancelable lease term is:

That portion of the lease term that is cancelable only under any of the following conditions:

b. With the permission of the lessor.

The termination right is a right provided to the lessee, Sears Holdings, under the Master Lease subject to certain annual limitations. The termination rights are contingently exercisable at the discretion of the lessee if individual property financial performance does not achieve certain predetermined financial metrics and may only be exercised on qualifying properties in a manner that would not result in a reduction of base rent under the master lease for the succeeding lease year by more than 20% of the current lease year. If the lessee chooses to exercise this right for qualifying properties, the lessee is required to provide notice in accordance with the terms of the master lease and remit a termination payment equal to approximately one year of lease rents and other related costs.

The Company first determined whether the lessee’s termination right should reduce the initial contractual lease term of each individual property by considering if the lessee’s contingent right is greater than remote of being operable, as the definition of noncancelable lease term in ASC 840-10-20 states in part:

That portion of the lease term that is cancelable only under any of the following conditions:

a. Upon the occurrence of some remote contingency.

As the trigger for exercising the termination rights is only upon the occurrence of a remote contingency, the Company did not shorten the contractual lease term for this termination rights. Further, even if the contingency was more than remote, the termination right is a provision covering the entire Master Lease and limited by an individual tenant’s operational threshold. Therefore, it would not be possible to estimate the impact on the “lease term” at each individual property based on the limitation of the number of properties that the termination right can be exercised in the aggregate.

U.S. Securities and Exchange Commission

May 26, 2015

As a result, minimum lease payments are determined over the contractual lease term (i.e., not shortened by the potential impact of the termination rights or recapture right) with lease income recorded on a straight-line basis over the defined lease term. As the rent escalation is 2% over the contractual lease terms between 10 and 12 years, the impact of utilizing the contractual term versus an abbreviated period is immaterial.

The Company has revised the disclosure on pages 79 - 81 of Amendment No. 3 to disclose how it considered the termination rights and recapture rights in the lease term.

With respect to comment 28 in the Staff’s letter dated January 16, 2015, The Company has revised the disclosures on page F-14 of Amendment No. 3 to disclose the amount of offering costs and organization cost incurred to date and the estimate of costs the Company expects to reimburse.

2.	We note your response to our comment 20 from our January 16, 2015 letter. We note similar terms in the JV Master Leases. Specifically, you disclose that Sears Holdings has certain rights to terminate the lease and you disclose that the GGP JV, the Simon JV and the Macerich JV have the ability to recapture space. Please tell us and revise your filing to disclose how these joint ventures considered the termination rights and recapture rights in their determination of the lease term. Within your response, please reference the authoritative accounting literature management relied upon.

Response: The Company believes that the accounting policy for revenue recognition for the JVs will be consistent with its accounting policy. Specifically, The Company believes that the recapture and termination rights will be viewed in a similar manner to the analysis described in comment 1 above. The Company has revised the disclosures on pages 79 - 81 of Amendment No. 3.

U.S. Securities and Exchange Commission

May 26, 2015

Prospectus Summary

The Transaction, page 2

3.	Please revise your filing to disclose, if true, that you believe the Class B shares and related Operating Partnership units to be held by the 10% stockholders will not impact your ability to qualify as a REIT. Please include this disclosure within the Unaudited Pro Forma Consolidated Financial Data as well as within your Application of Critical Accounting Policies and Estimates discussion on page 75. Additionally, please tell us how you determined this structure does not impact your ability to qualify as a REIT.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 70 and 83 of Amendment No. 3. Pursuant to Section 856(d)(2)(B) of the Internal Revenue Code of 1986, as amended (the “Code”), rents received or accrued, directly or indirectly, from any person in which a REIT owns, directly or indirectly, 10% or more of the vote or value of shares of all classes of stock are excluded from the definition of “rents from real property” under Section 856(d) of the Code and therefore are not qualifying income for purposes of the gross income tests under Section 856(c)(2) and (3) of the Code (the “Related Party Tenant Rule”). For purposes of the Related Party Tenant Rule, under the constructive ownership rules of the Code, Sears Holdings will be treated as owning shares of stock held by persons who own 10% or more, by value, of its stock. Because the constructive ownership rules of the Code operate by reference to the value, not the voting power, of shares, the Company does not believe that, under such constructive ownership rules, Sears Holdings will be treated as owning 10% or more of the vote or value of the stock of any of the Company’s tenants, other than tenants from which the Company derives an amount of income that, if treated as non-qualifying income under the Related Party Tenant Rule, would not cause the Company to fail to meet the gross income tests under Section 856(c)(2) and (3) of the Code.

Summary Pro Forma Financial Data, page 27

4.	Please revise the line item description for “Real Estate Assets to be acquired by Seritage Growth Properties” to clarify that this line represents Sears Holdings’ historical basis.

Response: In response to the Staff’s comment, the Company has revised the line item to clarify that the line represents Sears Holdings’ historical basis. The Company has revised the disclosures on page 29 of Amendment No. 3.

5.	With respect to the line item for “Real Estate Assets to be acquired by Seritage Growth Properties,” please revise to disaggregate the 31 properties to be accounted for within the JV Interests from the 243 Acquired Properties. Additionally, please clarify in your filing that the amount related to the 31 properties is based on the Sears Holdings’ historical cost basis in 100% of these 31 properties, as opposed to the 50% interest you will acquire of the JV Interests.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the number of Acquired Properties has changed to 235 Acquired Properties. The Company has disaggregated the 31 JV Properties from the 235 Acquired Properties. The Company has revised the disclosures on page 29 of Amendment No. 3.

U.S. Securities and Exchange Commission

May 26, 2015

Unaudited Pro Forma Consolidated Financial Data, page 64

6.	Please revise your filing to disclose the inflows and outflows of your cash and cash equivalents line item. This disclosure should include, but not necessarily be limited to, the amounts to be paid to acquire the properties, amounts to be paid to acquire the JV interests, amounts to be received from the offering, amounts to be received from any private placements and any debt proceeds.

Response: In response to the Staff’s comment, the Company has revised the disclosures in tickmark (f) on page 70 of Amendment No. 3 to disclose the inflows and outflows of its cash and cash equivalents line item.

Unaudited Pro Forma Consolidated Balance Sheet, page 65

7.	Please label your Noncontrolling Interest in Operating Partnership as redeemable. Additionally, please make similar changes to other parts of your document.

Response: In response to the Staff’s comment, the Company has revised the disclosures in which Noncontrolling Interest in the Operating Partnership is mentioned to state “Redeemable Noncontrolling Interest in Operating Partnership.”

8.	Please revise to disaggregate shareholders’ equity by class A and class B common shares. This comment also applies to your capitalization table on page 63.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 64 and 67 of Amendment No. 3.

9.	Please clarify for us and in your filing if your earnings per share calculation includes both class A and class B common shares. Additionally, please tell us your basis in U.S. GAAP for either including or excluding class B common shares.

Response: The Company will reflect the Class A common shares in its calculation of earnings per share in the pro forma consolidated income statement. In accordance with the definition of a participating security under ASC 260-20, the Company will exclude Class B common shares from its earnings per share calculation because such shares are not considered to be a participating security since they will not be entitled to participate in undistributed earnings (e.g. distributions and dividends) of the Company.

The Company also respectfully advises the Staff that since its last filing, an additional class of shares, Class C common shares, has been added to its future capital structure. The Class C common shares will be entitled to per-share dividends and distributions equal to those issued with respect to Class A common shares but possess no voting power. ASC 260-10-45-60A states, “…all securities that meet the definition of a participating security, irrespective of whether the securities are convertible, nonconvertible, or potential common stock securities, shall be included in the computation of basic EPS using the two-class method.” Unlike Class B common shares, since both Class A common shares and Class C common shares will be entitled to participate in the Company’s dividends and distributions, the Company plans to reflect both Class A common shares and Class C common shares in its earnings per share calculation. The Company will revise the disclosures in a future filing.

U.S. Securities and Exchange Commission

May 26, 2015

Notes to Unaudited Pro Forma Consolidated Financial Information, page 68

10.	We note your adjustment (e) and your disclosure elsewhere in the filing that GGP and Simon can purchase up to $66.6 million. Please clarify if they are obligated to purchase any amount of your shares. To the extent they are not obligated to purchase the entire $66.6 million, please tell us how you determined it was appropriate to include the entire $66.6 million of the Seritage Private Placements within your pro forma financial information. This comment also applies to your capitalization table on page 63.

Response: The Company has revised the disclosure in Amendment No. 3 to remove the references to GGP and Simon purchasing up to $66.6 million and to add disclosure on page 156 of Amendment No. 3 clarifying that under the Private Placement Investment Agreements, the amount of the investment of each of GGP and Simon will be reduced from $33.3 million to the extent necessary to ensure that it does not own in excess of four percent of the value of the outstanding common shares of beneficial interest of the Company immediately following the closing of the offering. The Company respectfully advises the Staff that it believes that it is appropriate to include the entire $66.6 million within the pro forma financial information and capitalization table because the Company does not expect the four percent limitation to apply in light of the anticipated size of the offering and minimum condition, and GGP and Simon are therefore expected to purchase the full $66.6 million.

11.	We note your adjustment (f). In light of your revision to your filing to account for the acquisition of the Acquired Properties and the JV Interests at fair value, please tell us how you determined this adjustment is still appropriate.

Response: The Company has determined that the adjustment described in tickmark (f) is no longer appropriate and has removed such adjustment. The Company has revised the disclosure on page 70 of Amendment No. 3.

12.	We note your adjustment (g). Please revise to disclose the percentage of Operating Partnership units that will be held by entities other than the registrant. Additionally, to the extent this percentage exceeds 50%, please (1) tell us how you determined it is appropriate for the registrant to consolidate the Operating Partnership; and (2) revise your filing to discuss your consolidation policy within your Application of Critical Accounting Policies and Estimates discussion on page 75.

Response: In response to the Staff’s comment, the Company will supplementally provide a chart depicting its expected ownership structure and the expected ownership structure of the Operating Partnership, including the percentage of ownership in each entity, to the Staff. Seritage Growth Properties is expected to hold approximately 55% of the voting rights in the Operating Partnership (based on the assumptions set forth in the Registration Statement with respect to exercise of rights and exchange of rights for Operating Partnership units).

U.S. Securities and Exchange Commission

May 26, 2015

The Company evaluated whether Seritage Growth Properties, L.P., the operating partnership, is a variable interest entity as defined in ASC 810. The Operating Partnership is a legal entity and the Operating Partnership did not qualify for a scope exception from the Variable Interest Entity model. The holder of the equity investment at risk in the Operating Partnership is Seritage Growth and those that hold direct interests in the Operating Partnership units; this equity at risk was deemed sufficient for the entity to finance its activities without additional subordinated financial support. The holders of the equity investment at risk as a group hold decision making rights in the Operating Partnership. Seritage Growth holds the general partner interest. The limited partners in the Operating Partnership do have disproportionately fewer voting rights relative to their obligations to absorb the expected losses and rights to receive the expected residual returns of the Operating Partnership; however, substantially all of the Operating Partnership’s activities do not involve and are not conducted on behalf of the limited partners. Further, the holders of the equity investment at risk have the obligation to absorb the expected losses of the legal entity and have the right to receive the Operating Partnership’s expected residual returns. Therefore, the Company concluded the Operating Partnership does not meet the criteria of a Variable Interest Entity, and therefore it evaluated whether Seritage Growth should consolidate its interest in the Operating Partnership under the Voting Interest Entity Model.

As per ASC 810-20-25-3, “the general partners in a limited partnership are presumed to control the limited partnership regardless of the ownership interest in the limited partnership.” The Company holds the general partnership interest in the Operating Partnership. The Company evaluated whether the rights of the limited partners and whether such rights represented substantive participating rights or kick-out rights and the presumption of the general partner’s consolidation would be overcome. Per ASC 810-10-25-7, “Noncontrolling rights that are only protective in nature (referred to as protective rights) would not overcome the presumption that the owner of a majority voting interest shall consolidate its investee. Substantive noncontrolling rights that provide the noncontrolling shareholder with the right to effectively participate in significant decisions that would be expected to be related to the investee’s ordinary course of business, although also protective of the noncontrolling shareholder’s investment, shall overcome the presumption that the investor with a majority voting interest shall consolidate its investee.”

As per ASC 810-10-25-11, “The following list is illustrative of substantive participating rights, but is not necessarily all-inclusive:

a.	Selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures

b.	Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.”

U.S. Securities and Exchange Commission

May 26, 2015

Further, there were no such rights as articulated above and no other rights indicated in the partnership agreement of Seritage Growth Properties, L.P. which suggested rights beyond protective rights.

As per ASC 810-10-25-10, the following list is illustrative of the protective rights that often are provided to the noncontrolling shareholder but is not all-inclusive:

a.	Amendments to articles of incorporation of the investee

b.	Pricing on transactions between the owner of a majority voting interest and the investee and related self-dealing transactions

c.	Liquidation of the investee or a decision to cause the investee to enter bankruptcy or other receivership

d.	Acquisitions and dispositions of assets that are not expected to be undertaken in the ordinary course of business (noncontrolling rights relating to acquisitions and dispositions of assets that are expected to be made in the ordinary course of business are participating rights; determining whether such rights are substantive requires judgment in light of the relevant facts and circumstances

e.	Issuance or repurchase of equity interests.

Of those mentioned above, a., c., and d. are included in the partnership agreement of Operating Partnership. Specifically, extraordinary transactions require the consent of the limited partners. However such rights are protective and thus do not eliminate the Company’s responsibility to consolidate the Operating Partnership. The other protective rights are not included in the agreement.

As the limited partners did not possess kick-out rights or substantive participating rights and Seritage Growth is the general partner of the entity, Seritage Growth will consolidate its interest in the Operating Partnership.

The Company respectfully advises the Staff that it will reevaluate its consolidation assessment and whether it is in the scope of the Variable Interest Entity model under the new consolidation guidance within ASU 2015-02, Consolidation (ASC 810), which will be effective for the calendar year ended December 31, 2016. Within ASU 2015-02, paragraph 810-10-15-14(b)(1) indicates that a limited partnership would be considered a Variable Interest Entity unless a simple majority of the limited partners or lower threshold (including a single limited partner) of limited partners have substantive kick-out rights (including liquidation rights) or participating rights. In the performance of this evaluation, rights held by the general partner, entities under common control with the general partner, and other parties acting on behalf of the general partner would be excluded.

U.S. Securities and Exchange Commission

May 26, 2015

Given this, the Company believes under the new consolidation standard, the Operating Partnership would be considered a Variable Interest Entity because the Operating Partnership unit holders do not have substantive kick-out or participating rights. Accordingly, since Seritage Growth holds a variable interest in the Operating Partnership, Seritage Growth would be considered the primary beneficiary of the partnership (and would therefore be required to consolidate the partnership) if it has

(1) the power to direct the activities of the Operating Partnership that most significantly affect the partnership’s performance; and

(2) the obligation to absorb losses of, or the right to receive benefits from, the partnership that could potentially be significant to the entity.

Seritage Growth has the “power” to direct the activities of the Operating Partnership, and no one has the ability to remove Seritage Growth as the general partner. Additionally, Seritage Growth has an interest in the Operating Partnership that could potentially be significant, and as such, the Company believes that Seritage Growth would consolidate the Operating Partnership.

13.	We note your adjustment (h). Please tell us and revise your filing to disclose if you consider fixed rate below market renewal periods in your calculation of below-market lease intangibles.

Response: The Company respectfully submits that it will consider fixed rate below market renewal periods in its calculation of below-market lease intangibles in the final purchase price allocation. The Company has revised the disclosure on pages 70-73 of Amendment No. 3 to indicate that the pro forma financial statements reflect the preliminary purchase price allocation.

14.	We note your adjustment (h). Please revise your filing to indicate, if true, that the above and below market lease intangibles are accreted to rental income or lease expense, as opposed to depreciation or amortization.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 of Amendment No. 3.

15.	We note your adjustment (dd). Please tell us how you determined that the amortization expense for below-market ground leases should be reflected as depreciation and amortization expense, as opposed to property operating expenses.

Response: The Company agrees that amortization expense for below-market ground leases should be reflected as property operating expenses. In response to the Staff’s comment, the Company has revised the disclosure on page 72 of Amendment No. 3.

16.	We note your adjustment (ii). Please revise to clarify how you determined the amount of rental income and expenses to be recorded by the JVs and your portion of the income.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 72-73 of Amendment No. 3.

U.S. Securities and Exchange Commission

May 26, 2015

Liquidity and Capital Resources, page 74

17.	Please revise your filing to disclose that despite your ability to elect to issue common shares for redeemed Operating Partnership units, you may be required to pay cash in order to maintain your REIT status.

Response: The Company respectfully advises the Staff redeemable noncontrolling interest in the Operating Partnership is classified in permanent equity based on the terms of the redemption rights in the Operating Partnership agreement. Rule 5-02.27 of SEC Regulation S-X (codified in ASC 480-10-S99-3A) provides the relevant definitive guidance in assessing the balance sheet classification of redeemable preferred securities. In addition, the Company has considered Accounting Series Release #268 and SEC guidance issued in interpretation of ASR 268.

Specifically, for instruments that are potentially settled in an issuer’s shares of common stock (such that an initial determination is made that cash or other assets may not be necessary in such settlement), the issuer must assess whether under any circumstance, without regard to probability, the issuer may not be able to settle the redemption feature with its common stock (thereby requiring such settlement to include cash or other assets). In the absence of assurance that settlement in shares is within the control of the issuer, the provisions of ASC 815-40 require classification outside of permanent equity.

The Operating Partnership units are redeemable by the holder for cash or, at the option of the Company, Seritage Growth common shares (registered or unregistered) on a one-for-one basis. There are no circumstances in which the Company could be forced to settle a redemption in cash. The Company will have available authorized Seritage Growth common shares at all times because its declaration of trust authorizes the issuance of unlimited Seritage Growth common shares. If the Company elects to issue Seritage Growth common shares in a redemption and such issuance would result in the recipient owning Seritage Growth common shares in excess of the ownership limits set forth in the Company’s declaration of trust, the provisions of the declaration of trust intended to preserve the Company’s REIT status, including automatic transfer of excess shares to a charitable trust, would apply. The Company will have the right to elect to issue Seritage Growth common shares regardless of the application of such ownership limits, however, and therefore, will always be able to control settlement in cash or Seritage Growth common shares, and holders of Operating Partnership units will receive cash only if the Company elects to settle in cash instead of available Seritage Growth common shares. As a result, there are no conditions that exist outside the Company’s control that could result in the Company settling a redemption of Operating Partnership units through the payment of cash or other assets.

U.S. Securities and Exchange Commission

May 26, 2015

Description of Partnership Agreement of Operating Partnership, page 135

18.	We note your disclosure on page 138 that ESL will be permitted to have its Operating Partnership units automatically convert into Seritage Growth common shares that may be disposed of in an underwritten offering. If the Operating Partnership units are convertible within one year from the date of sale, we would view the sale of the partnership units to include a sale of the underlying common shares. It would not be appropriate to later register the sale of the underlying common shares as a primary offering because the investment decision regarding the common shares would be deemed to have been made at the time the partnership units were issued. In addition, the issuance of common stock in a registered primary offering upon exercise of the redemption right before the one-year holding period would be stepped together with the issuance of the limited partnership units and may deemed a roll-up transaction. Please tell us if the underwritten offering will be limited to a resale and your analysis of the application exemption under the roll-up rules. See Item 901(c)(2) of Regulation S-K.

Response: The Company respectfully advises the Staff that ESL will not be permitted to transfer or convert its Operating Partnership units until they have been held for 12 months. Therefore, the Company does not believe that the sale of the units includes a sale of the underlying Seritage Growth common shares or that the issuance of common shares upon the exercise of the redemption right should be stepped together with the issuance of the Operating Partnership units or deemed a roll-up transaction.

Combined Statement of Investments of Real Estate Assets to be Acquired by Seritage Growth Properties, page F-3

19.	We note your response to comment 3 and your revision to your filing. Please revise to provide a separate Statement of Investments for the 31 properties to be accounted for within the JV Interests.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-2 through F-25 of Amendment No. 3.

Schedule III – Real Estate and Accumulated Depreciation, page F-11

20.	Please revise to disclose the 31 properties to be accounted for within the JV Interests separate from the 243 Acquired Properties.

Response: The Company respectfully advises the Staff that the number of Acquired Properties has changed to 235 and has separately accounted for the 31 properties within the JV Interests. The Company has revised the disclosure on pages F-16 through F-25 of Amendment No. 3.

21.	We note certain properties within your schedule III have zero or very small amounts in the Total column. Please revise your filing to disclose why these properties have a zero or minimal historical cost basis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-16 through F-25 of Amendment No. 3.

U.S. Securities and Exchange Commission

May 26, 2015

Exhibit 8.1 – Draft Tax Opinion

22.	As currently drafted, the tax opinion refers to the transaction as involving 254 real estate properties, which is not the same number of real estate properties referenced in the registration statement. Please have counsel revise or advise.

Response: In response to the Staff’s comment, counsel has revised the form of tax opinion to refer to the number of real properties referenced in the registration statement. The Company is filing a revised form of tax opinion with Amendment No. 3.

*        *        *         *        *        *

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403-1352 or my colleague, Sebastian L. Fain, at (212) 403-1135.

Sincerely yours,

/s/ Robin Panovka

Robin Panovka

Enclosures

cc:	Robert A. Riecker, Seritage Growth Properties